Consolidated financial statements of
Li-Cycle Holdings Corp.
Years ended October 31, 2021, 2020, and 2019

Deloitte LLP Bay Adelaide East 8 Adelaide Street West Suite 200 Toronto ON M5H 0A9 Canada Tel: 416-601-6150 Fax: 416-601-6151 www.deloitte.ca

Report of Independent Registered Public Accounting Firm
To the shareholders and the Board of Directors of Li-Cycle Holdings Corp.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Li-Cycle Holdings Corp. and subsidiaries (the “Company”) as of October 31, 2021 and 2020, the related consolidated statements of loss and comprehensive loss, changes in equity, and cash flows, for each of the three years in the period ended October 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2021 and 2020, and its financial performance and its cash flows for each of the three years in the period ended October 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
January 31, 2022
We have served as the Company's auditor since 2019.

Li-Cycle Holdings Corp.
Consolidated statements of financial position
As at October 31, 2021 and 2020
(Expressed in U.S. dollars)

		October 31, 2021	October 31, 2020
	Notes	$	$

Assets
Current assets
Cash and cash equivalents	23	596,858,298	663,557
Accounts receivable	4	4,072,701	571,300
Other receivables	4	973,145	318,929
Prepayments and deposits	5	8,646,998	963,951
Inventory	6	1,197,807	179,994
		611,748,949	2,697,731

Non-current assets
Plant and equipment	7	26,389,463	5,602,580
Right-of-use assets	14	27,009,760	3,859,088
		53,399,223	9,461,668

		665,148,172	12,159,399

Liabilities
Current liabilities
Accounts payable and accrued liabilities	17	18,701,116	4,364,372
Restricted share units	12	—	171,849
Lease liabilities	15	2,868,795	591,355
Loans payable	9	7,752	1,468,668
		21,577,663	6,596,244

Non-current liabilities
Lease liabilities	15	26,496,074	3,021,815
Loans payable	9	31,996	779,210
Convertible debt	10	100,877,838	—
Warrants	11	82,109,334	—
Restoration provisions	16	334,233	321,400
		209,849,475	4,122,425

		231,427,138	10,718,669

Shareholders' equity
Share capital	12	672,079,154	15,441,600
Contributed surplus	12	3,026,721	824,683
Accumulated deficit		(241,088,229)	(14,528,941)
Accumulated other comprehensive loss		(296,612)	(296,612)
		433,721,034	1,440,730
		665,148,172	12,159,399

The accompanying notes are an integral part of the consolidated financial statements.

Li-Cycle Holdings Corp.
Consolidated statements of loss and comprehensive loss
Years ended October 31, 2021, 2020, and 2019
(Expressed in U.S. dollars)
		Year ended October 31,
		2021	2020	2019
	Notes	$	$	$

Revenue
Product sales		6,930,475	554,914	—
Recycling services		444,401	237,340	48,160
		7,374,876	792,254	48,160

Expenses
Employee salaries and benefits, net		12,709,823	2,819,195	607,820
Professional fees		7,688,520	2,962,261	546,647
Share-based compensation	12	3,982,943	332,634	97,258
Raw materials and supplies		3,410,014	591,881	—
Office, administrative and travel		3,148,871	476,733	493,304
Depreciation	7,14	2,899,345	1,095,250	183,862
Research and development, net		2,662,572	776,668	2,111,658
Freight and shipping		1,033,149	137,010	5,785
Plant facilities		1,030,947	390,687	—
Marketing		973,695	365,820	65,840
Change in Finished Goods Inventory		(307,817)	(14,022)	—
		39,232,062	9,934,117	4,112,174

Loss from operations		(31,857,186)	(9,141,863)	(4,064,014)

Other (income) expense
Listing Fee	1	152,719,009	—	—
Fair value loss on financial instruments	10, 11, 12	38,254,469	84,454	—
Interest expense		3,052,882	529,700	60,329
Foreign exchange (gain) loss		758,223	(445,652)	—
Interest income		(82,481)	(34,403)	(23,561)
		194,702,102	134,099	36,768

Net loss		(226,559,288)	(9,275,962)	(4,100,782)

Other comprehensive income (loss)
Foreign currency translation		—	(218,726)	(37,182)

Comprehensive loss		(226,559,288)	(9,494,688)	(4,137,964)

Loss per common share - basic and diluted	19	(2.06)	(0.11)	(0.06)

The accompanying notes are an integral part of the consolidated financial statements.

Li-Cycle Holdings Corp.
Consolidated statements of changes in equity
For the years ended October 31, 2021, 2020, and 2019
(Expressed in U.S. dollars)
		Number of common shares	Share capital	Contributed surplus	Accumulated deficit	Accumulated other comprehensive income (loss)	Total
	Notes		$	$	$	$	$
Balance, October 31, 2018		70,825,919	2,969,191	26,523	(1,152,197)	(40,704)	1,802,813
Stock option expense	12	—	—	97,258	—		97,258
Shares issued for cash	12	5,303,760	5,379,860	—	—		5,379,860
Shares issuable for non-cash costs	12	337,958	118,759	—	—		118,759
Comprehensive loss		—	—	—	(4,100,782)	(37,182)	(4,137,964)
Balance, October 31, 2019		76,467,637	8,467,810	123,781	(5,252,979)	(77,886)	3,260,726
Stock option expense	12	—	—	245,847	—	—	245,847
Shares issued for cash	12	6,357,423	6,481,381	—	—	—	6,481,381
Shares issuable for non-cash costs	12	—	—	455,055	—	—	455,055
Conversion of convertible debt	12	536,231	492,409	—	—	—	492,409
Comprehensive loss		—	—	—	(9,275,962)	(218,726)	(9,494,688)
Balance, October 31, 2020		83,361,291	15,441,600	824,683	(14,528,941)	(296,612)	1,440,730
Series C Class A shares issued for cash	12	11,220,218	21,620,000	—	—	—	21,620,000
Shares issued for non-cash costs	12	478,920	455,055	(455,055)	—	—	—
Exercise of stock options	12	2,055,476	891,162	(722,057)	—	—	169,105
Restricted Share Units settled in shares	12	392,276	3,922,754	—	—	—	3,922,754
Public shares issued for cash	12	65,671,374	629,748,295	—	—	—	629,748,295
Exercise of warrants	11	100	288	1,150			1,438
Stock option expense	12	—	—	2,689,913	—	—	2,689,913
Restricted Share Units expense	12	—	—	688,087	—	—	688,087
Comprehensive loss		—	—	—	(226,559,288)	—	(226,559,288)
Balance, October 31, 2021		163,179,655	672,079,154	3,026,721	(241,088,229)	(296,612)	433,721,034

The accompanying notes are an integral part of the consolidated financial statements.

Li-Cycle Holdings Corp.
Consolidated statements of cash flows
Years ended October 31, 2021, 2020, and 2019
(Expressed in U.S. dollars)
		Year ended October 31,
		2021	2020	2019
	Notes	$	$	$

Operating activities
Net loss for the year		(226,559,288)	(9,275,962)	(4,100,782)
Items not affecting cash
Share-based compensation	12	3,982,943	332,634	97,258
Listing fee		152,719,009	—	—
Depreciation	7,14	2,899,350	1,095,250	183,862
Amortization of government grants		(92,926)	(2,226,910)	(640,350)
Loss on disposal of assets		13,399	106,946	—
Foreign exchange (gain) loss on translation		677,479	(390,901)	(33,845)
Fair value loss on financial instruments	10, 11, 12	38,254,469	84,454	—
Share-based professional fees	12	—	455,055	—
Interest and accretion on convertible debt	10	1,129,680	9,931	60,337
		(26,975,885)	(9,809,503)	(4,433,520)
Changes in non-cash working capital items
Accounts receivable		(3,501,401)	(538,854)	(29,630)
Other receivables		(654,216)	471,304	(466,915)
Prepayments and deposits		(7,990,108)	(633,824)	(215,537)
Inventory		(1,017,813)	(133,438)	(46,556)
Accounts payable and accrued liabilities		12,262,063	3,215,386	624,090
		(27,877,360)	(7,428,929)	(4,568,068)

Investing activity
Purchases of plant and equipment	7	(18,220,339)	(5,107,663)	(998,069)
Proceeds from disposal of plant and equipment		16,866	—	—
		(18,203,473)	(5,107,663)	(998,069)

Financing activities
Proceeds from private share issuance, net of share issue costs	12	21,620,000	6,481,381	5,379,860
Proceeds from public share issuance, net of share issue costs	12	525,329,273	—	—
Proceeds from exercise of stock options	12	169,105	—	—
Proceeds from exercise of warrants	11	1,150
Proceeds from convertible debt	10	98,400,263	—	—
Proceeds from loans payable	9	10,091,220	2,153,110	86,572
Proceeds from government grants		92,926	1,182,599	1,697,794
Repayment of lease liabilities		(884,024)	(387,508)	—
Repayment of loans payable		(12,544,339)	(12,881)	—
		642,275,574	9,416,701	7,164,226

Net change in cash and cash equivalents		596,194,741	(3,119,891)	1,598,089
Cash and cash equivalents, beginning of period		663,557	3,783,449	2,185,360
Cash and cash equivalents, end of period		596,858,298	663,557	3,783,449

Non-cash investing activities
Accrual for purchase of plant and equipment		2,074,681	—	—
Non cash purchase of plant and equipment		2,084,235	—	—
Non-cash financing activities
Equity issued for non-cash costs		—	947,464	118,759
The accompanying notes are an integral part of the consolidated financial statements.

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements
Year ended October 31, 2021, 2020, and 2019

(Expressed in U.S. dollars)

1.Nature of operations and business combination
(i)Nature of Operations
Li-Cycle Holdings Corp. and its subsidiaries, collectively ("Li-Cycle" or the "Company") started their business as Li-Cycle Corp. Li-Cycle Corp was incorporated in Ontario, Canada under the Business Corporations Act (Ontario) on November 18, 2016.

Li-Cycle’s core business model is to build, own and operate recycling plants tailored to regional needs. Li-Cycle’s Spoke & Hub Technologies™ provide an environmentally friendly resource recovery solution that addresses the growing global lithium-ion battery recycling challenges, supporting the global transition toward electrification.

On March 28, 2019, Li-Cycle Corp. incorporated a owned subsidiary in Delaware, U.S., Li-Cycle Inc., under the General Corporation Law of the State of Delaware.

On September 2, 2020, Li-Cycle Corp. incorporated a owned subsidiary in Delaware, U.S., Li-Cycle North America Hub, Inc., under the General Corporation Law of the State of Delaware.

(ii)Business Combination

On February 12, 2021, Li-Cycle Corp. incorporated a 100% owned subsidiary in Ontario, Canada, Li-Cycle Holdings Corp., under the Business Corporations Act (Ontario).
On February 16, 2021, Li-Cycle Corp. entered into a definitive business combination agreement with Peridot Acquisition Corp. (NYSE: PDAC) and Li-Cycle Holdings Corp.
On August 10, 2021, in accordance with the plan of arrangement to reorganize Li-Cycle Corp., the Company finalized the business combination with Peridot Acquisition Corp. (NYSE: PDAC), and the combined company was renamed Li-Cycle Holdings Corp.

As part of this transaction, a total of 3,377,626 Class A shares of Peridot Acquisition Corp. were redeemed by Peridot shareholders, resulting in a total redemption payment of approximately $33.8 million, while the remaining 26,622,374 of Class A shares were converted into common shares of the combined entity, Li-Cycle Holdings Corp. In addition, 7,500,000 Class B shares of Peridot Acquisition Corp were converted into 7,500,000 common shares of the combined entity, Li-Cycle Holdings Corp. upon closing.
Li-Cycle Corp.'s existing shareholders exchanged 2,552,450 fully diluted shares of Li-Cycle Corp. for the shares of the combined entity, Li-Cycle Holdings Corp., at an Exchange Ratio of approximately 1:39.91, as determined per the Plan of Arrangement, resulting in 97,508,181 shares of Li-Cycle Holdings Corp. and 4,242,707 stock options of Li-Cycle Holdings Corp. for the existing shareholders of Li-Cycle Corp.
31,549,000 shares of the combined entity, Li-Cycle Holdings Corp., were issued to the new investors at US$10 per share for a total of US$315.5 million of Private Investment in Public Equity.
On closing, the common shares and warrants of Li-Cycle Holdings Corp. were listed on the New York Stock Exchange and are traded under the symbols “LICY” and “LICY.WS”, respectively.
Li-Cycle Corp. has been identified as the acquirer for accounting purposes. As Peridot Acquisition Corp. does not meet the definition of a business as defined in IFRS 3 - Business Combinations (“IFRS 3”), the acquisition is not within the scope of IFRS 3 and is accounted for as a share-based payment transaction in accordance with IFRS 2 – Share-based Payment (“IFRS 2”). These consolidated financial statements represent the continuance of Li-Cycle Corp. and reflect the identifiable assets acquired and the liabilities assumed of Peridot Acquisition Corp. at fair value. Under IFRS 2, the transaction was measured at the fair value of the common shares, escrowed shares and warrants deemed to have been issued by Li-Cycle Corp., in order for the ownership interest in the combined entity to be the same as if the transaction had taken the legal form of Li-Cycle Corp. acquiring 100% of Peridot Acquisition Corp. Any difference between the fair value of the common shares, escrowed shares and warrants deemed to have been issued by Li-Cycle Corp. and the fair value of Peridot Acquisition Corp.’s identifiable net assets acquired and liabilities assumed represents a Listing Fee.

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements
Year ended October 31, 2021, 2020, and 2019

(Expressed in U.S. dollars)

The fair value of the warrants assumed in the transaction was determined based on the market closing price of $2.10 per warrant resulting in total fair value of $48.3 million.

As a result of this reverse asset acquisition, a Listing Fee of $152.7 million has been recorded to reflect the difference between the estimated fair value of the common shares, escrowed shares and warrants deemed issued to the shareholders of Peridot Acquisition Corp. and the net fair value of the assets of Peridot Acquisition Corp. acquired. Li-Cycle and Peridot incurred transaction-related costs of $27.0 million and $29.6 million, respectively. Li-Cycle's transaction-related costs, such as commissions, professional fees and regulatory fees are directly attributable to common shares issuances and were deducted from the proceeds of the offering.
The details of the purchase price allocation of the identifiable assets acquired and liabilities assumed are as follows:

2021
$
Fair value of consideration transferred:
Common shares	656,713,740
Total fair value of consideration transferred	656,713,740

Fair value of assets acquired and liabilities assumed:
Cash and cash equivalents	581,862,621
Warrants	(48,299,987)
Other payables	(29,567,903)
Total fair value of assets acquired and liabilities assumed	503,994,731

Excess of fair value of consideration transferred over fair value of assets acquired and liabilities assumed, recognized as Listing Fee	152,719,009

Gross proceeds	581,862,621
Transaction-related costs	(26,965,445)
Other payables acquired	(29,567,903)
Net proceeds	525,329,273

The fair value of the consideration transferred to acquire Peridot Acquisition Corp. and to issue shares to the PIPE investors was $656,713,740 calculated as 65,671,374 common shares at $10.00 per common share.
The fair value per common share was based on the fair value of Li-Cycle Corp. common shares.
As a result of the closing of this transaction, 163,179,555 common shares of the Company were issued and outstanding immediately after the closing. At October 31, 2021, 163,179,655 common shares were outstanding.
2.    Significant accounting policies
(a)Statement of compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) incorporating interpretations issued by the IFRS Interpretations Committee (“IFRICs”). These consolidated financial statements were approved and authorized for issue by the Board of Directors on January 31, 2022.

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements
Year ended October 31, 2021, 2020, and 2019

(Expressed in U.S. dollars)
(b)Basis of consolidation
These consolidated financial statements include the accounts of the Company and its subsidiaries. The Company’s seven subsidiaries are entities controlled by the Company. Control exists when the Company has power over an investee, when the Company is exposed, or has rights, to variable returns from the investee and when the Company has the ability to affect those returns through its power over the investee. The subsidiaries are included in the consolidated financial results of the Company from the effective date of incorporation up to the effective date of disposition or loss of control. The Company’s principal subsidiaries and their geographic location as at October 31, 2021 was as follows:

Company	Location	Ownership interest
Li-Cycle U.S. Holdings Inc.	Delaware, U.S.	100%
Li-Cycle Inc.	Delaware, U.S.	100%
Li-Cycle North America Hub, Inc.	Delaware, U.S.	100%
Li-Cycle Americas Corp.	Ontario, Canada	100%
Li-Cycle Corp.	Ontario, Canada	100%
Li-Cycle Europe AG	Switzerland	100%
Li-Cycle APAC PTE LTD.	Singapore	100%
Intercompany transactions, balances and unrealized gains/losses on transactions between the Company and its subsidiary are eliminated.
(c)Basis of preparation
Change in Functional Currency: Prior to November 1, 2020, the Company had determined its functional currency was the Canadian dollar on the basis that its operating expenditures, capital expenditures and financing were primarily denominated in Canadian dollars. With increasing volume of operations, new contracts with US based suppliers, commencement of operations at its US Spoke and increasing capital expenditures in its US facilities, the Company’s operating expenditures are becoming predominantly denominated in US dollars. Additionally, due to the increase in US dollar expenses and its expansion plans in the US, the Company has obtained, and plans to continue to seek, financing in US dollars. As a result of the increasing activities in US dollars, the Company changed its functional currency to the U.S. dollar, effective November 1, 2020.
Accordingly, the Company transitioned its functional and presentation currency to U.S. dollars. Transactions in currencies other than the U.S. dollar are recorded at the exchange rates on the dates of transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the closing rate on that date.
Comparative financial information was translated from Canadian dollars into U.S. dollars in accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates:
(i)Assets and liabilities were translated at the closing rate at end of each reporting period;
(ii)Items recognized in the statement of loss and comprehensive loss were translated at the exchange rate at the time of transaction;
(iii)Equity items have been translated using the historical rate at the time of transaction;
(iv)All resulting exchange differences were recognized in other comprehensive loss.
(d)Cash and cash equivalents
Cash consists of cash deposits with financial institutions. Cash equivalents consists of overnight guaranteed investment certificates with financial institutions.

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements
Year ended October 31, 2021, 2020, and 2019

(Expressed in U.S. dollars)
(e)Inventories
Raw materials and finished goods are valued at the lower of cost and net realizable value. Cost is determined on a weighted average basis. The cost of finished goods includes the cost of raw materials and the applicable share of the cost of labour and fixed and variable production overheads. Net realizable value is the estimated selling price less the estimated cost of completion and the estimated costs necessary to make the sale. Costs of idle plant operations are expensed.
At each reporting period, the Company assesses the net realizable value of inventory taking into account current market prices, current economic trends, sales trends and past experiences.
(f)Convertible debt instruments
The components of convertible debt instruments issued by the Company are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. The debt element of the instruments is classified as a liability and recorded as the present value of the Company’s obligation to make future interest payments in cash and settle the redemption value of the instrument in cash. The carrying value of the debt element is accreted to the original face value of the instruments, over their life, using the effective interest method. If the conversion option is classified as equity, its value is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. If the conversion option is classified as a liability and requires bifurcation, it is bifurcated as an embedded derivative unless the issuer elects to apply the fair value option to the convertible debt. The embedded derivative liability is initially recognized at fair value and classified as derivatives in the statement of financial position. Changes in the fair value of the embedded derivative liability are subsequently accounted for directly through the income statement.
(g)Loss per share
The Company calculated basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share is based on the weighted average number of common shares, stock options and restricted share units (“RSUs”) outstanding at the beginning of or granted during the period, and shares to be issued upon conversion of a convertible instrument, calculated using the treasury stock method. Under this method, the proceeds from the exercise of the options are assumed to be used to repurchase the Company’s shares. The difference between the number of shares assumed purchased and the number of options assumed exercised is added to the actual number of shares outstanding to determine diluted shares outstanding for purposes of calculating diluted earnings per share. Diluted loss per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti-dilutive.
(h)Plant and equipment
Plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses net of any reversals of impairment.
Where parts of an item of plant and equipment have different useful lives, they are accounted for as separate items of plant and equipment.
Depreciation is charged to the consolidated statement of loss and comprehensive loss on a straight-line basis over the estimated useful lives of each part of an item of plant and equipment. The estimated useful lives are reviewed each reporting period and any changes are accounted for on a prospective basis. The estimated useful lives are as follows:

Computers	3 years
Vehicles	5 years
Plant equipment	5 years
Storage containers	10 years
Leasehold improvements	Shorter of term of lease or estimated useful life

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements
Year ended October 31, 2021, 2020, and 2019

(Expressed in U.S. dollars)
Repairs and maintenance costs are expensed as incurred.
(i)Financial instruments
Recognition
The Company recognizes financial assets or financial liabilities on the consolidated statement of financial position when it becomes party to the contractual provisions of the financial instrument. Financial assets are initially measured at fair value and derecognized either when the Company has transferred substantially all the risks and rewards of ownership of the financial asset, or when cash flows expire. Financial liabilities are initially measured at fair value and are derecognized when the obligations specified in the contract is discharged, cancelled or expired.
A write-off of a financial asset (or a portion thereof) constitutes a derecognition event. Write-off occurs when the Company has no reasonable expectations of recovering the contractual cash flows on a financial asset.
Classification and measurement
The Company determines the classification of its financial instruments at initial recognition. Financial assets and financial liabilities are classified according to the following measurement categories:
(i)those to be measured subsequently at fair value, either through profit or loss (“FVTPL”) or through other comprehensive income (“FVTOCI”); and
(ii)those to be measured subsequently at amortized cost.
The classification and measurement of financial assets after initial recognition at fair value depends on the business model for managing the financial asset and the contractual terms of the cash flows. Financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding, are generally measured at amortized cost at each subsequent reporting period. Derivative financial instruments are comprised of the embedded derivative liability representing the conversion option of the convertible debt. The embedded derivative liability is measured at fair value at each reporting date. The embedded derivative liability has been classified as held-for-trading. It is classified as non-current based on the contractual terms specific to the instrument. Gains and losses on re-measurement of the embedded derivative liability are recognized in the consolidated statements of loss and comprehensive loss. All other financial assets are measured at their fair values at each subsequent reporting period, with any changes recorded through profit and loss or through other comprehensive income (which designation is made as an irrevocable election at the time of recognition).
After initial recognition at fair value, financial liabilities are classified and measured at either:
(i)amortized cost;
(ii)FVTPL, if the Company has made an irrevocable election at the time of recognition, or when required (for items such as instruments held for trading or derivatives); or,
(iii)FVTOCI, when the change in fair market value is attributable to changes in the Company’s credit risk.
The classification and measurement basis of the Company’s financial instruments are as follows:

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements
Year ended October 31, 2021, 2020, and 2019

(Expressed in U.S. dollars)

Financial Instrument	Measurement
Cash and cash equivalents	Amortized cost
Trade accounts receivables	FVTPL
Other accounts receivables	Amortized cost
Accounts payable and accrued liabilities	Amortized cost
Restricted share units	FVTPL
Warrants	FVTPL
Loans payable	Amortized cost
Lease liabilities	Amortized cost
Convertible debt	Amortized cost
Conversion feature of convertible debt	FVTPL
The Company reclassifies financial assets when and only when its business model for managing those assets changes. Financial liabilities are not reclassified.
Transaction costs that are directly attributable to the acquisition or issuance of a financial asset or financial liability classified as subsequently measured at amortized cost are included in the fair value of the instrument on initial recognition. Transaction costs for financial assets and financial liabilities classified at fair value through profit or loss are expensed in profit or loss.
Impairment
The Company assesses all information available, including on a forward-looking basis the expected credit loss associated with any financial assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. To assess whether there has been a significant increase in credit risk, the Company compares the risk of default occurring on the asset as at the reporting date with the risk of default as at the date of initial recognition based on all information available, and reasonable supportive forward-looking information.
(j)    Foreign currencies
The reporting and functional currency of the Company is the U.S. dollar. Transactions in currencies other than the U.S. dollar are recorded at the rates of exchange prevailing on the dates of transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at that date.
(k)Government assistance and investment tax credits
Government grants
Amounts received or receivable resulting from government assistance programs are recognized when there is reasonable assurance that the amount of government assistance will be received, and all attached conditions will be complied with. When the amount relates to an expense item, it is recognized as a reduction to the related expense. When the amount relates to an asset, it reduces the carrying amount of the asset and is then recognized as income over the useful life of the depreciable asset by way of a reduced depreciation charge. Grants received in advance are recorded as deferred liability and amortized as a reduction to the related expense/carrying amount of asset as and when the related qualifying costs are incurred.
Investment Tax Credits (“ITCs”) receivable are amounts refundable from the Canadian federal and provincial governments under the Scientific Research & Experimental Development incentive program. The amounts claimed under the program represent the amounts submitted by management based on research and development costs paid during the period and include estimates and assumptions made by management in determining the eligible expenditures. ITCs are netted against the related research and development expense when there is reasonable assurance that the Company will realize the ITCs. ITCs are subject to review and approval by tax authorities and, therefore, could be different from the amounts recorded.

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements
Year ended October 31, 2021, 2020, and 2019

(Expressed in U.S. dollars)

(l)    Impairment of long-term non-financial assets
At the end of each reporting period the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.
If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.
(m)    Income taxes
Income tax expense is comprised of current and deferred tax components. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity or other comprehensive income, in which case the related tax is recognized in equity or other comprehensive income.
Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.
Deferred tax is recorded using the asset and liability method. Under this method, the Company calculates all temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the period end date. Deferred tax is calculated based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates that are expected to apply to the year of realization or settlement based on tax rates and laws enacted or substantively enacted at the period end date.
Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which the deductible temporary differences and unused tax losses and tax credits can be utilized. The carrying amount of deferred tax assets is reviewed at each statement of the financial position date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(n)    Provisions
Provisions represent liabilities of the Company for which the amount or timing is uncertain. A provision is recognized when, as a result of a past event, the Company has a present obligation (legal or constructive) that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Where appropriate, the future cash flow estimates are adjusted to reflect risks specific to the liability. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, considering the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received, and the amount receivable can be measured reliably.

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements
Year ended October 31, 2021, 2020, and 2019

(Expressed in U.S. dollars)
(o)    Related party transactions
Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.
(p)    Research and development expense
Research costs are expensed as incurred. An internally-generated intangible asset arising from development (or from the development phase of an internal project) is recognised if, and only if, all of the following conditions have been demonstrated:
• the technical feasibility of completing the intangible asset so that it will be available for use or sale;
• the intention to complete the intangible asset and use or sell it;
• the ability to use or sell the intangible asset;
• how the intangible asset will generate probable future economic benefits;
• the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
• the ability to measure reliably the expenditure attributable to the intangible asset during its development.
The amount initially recognised for internally-generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally generated intangible asset can be recognised, development expenditure is recognised in profit or loss in the period in which it is incurred.
Subsequent to initial recognition, internally-generated intangible assets are reported at cost less accumulated amortisation and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.
No development costs have been capitalized to date.
(q)    Revenue recognition
The Company’s principal activities generate revenues from the operation of lithium-ion battery recycling plants. The Company uses the following five step approach to revenue recognition:
Step 1: Identify the contract(s) with a customer
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to the performance obligations in the contract
Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Company recognizes revenue from the following major sources:
•Services of recycling lithium-ion batteries which includes coordination of logistics and destruction of batteries
•Sales of products which includes black mass, shredded metal and plastic
Revenue is measured based on the consideration to which the Company expects to be entitled to in a contract with a customer. The Company recognizes revenue when it transfers control of a product or service to a customer. There are no significant financing components associated with the Company’s payment terms.

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements
Year ended October 31, 2021, 2020, and 2019

(Expressed in U.S. dollars)
Recycling Services revenue is recognized at a point in time upon completion of the services. Prices for services are separately identifiable within each contract. A receivable is recognized by the Company when the services are completed as this represents the point in time at which the right to consideration becomes unconditional, as only the passage of time is required before payment is due.

For sale of products, revenue is recognized when control of the goods has transferred, being when the goods have been shipped to the customer’s location (delivery). A receivable is recognised by the Company when the goods are delivered to the customer as this represents the point in time at which the right to consideration becomes unconditional, as only the passage of time is required before payment is due. The Company estimates the amount of consideration to which it expects to be entitled under provisional pricing arrangements. The amount of consideration for black mass and mixed copper/aluminum sales is based on the mathematical product of: (i) market prices of the constituent metals at the date of settlement, (ii) product weight, and (iii) assay results (ratio of the constituent metals initially estimated by management and subsequently trued up to customer confirmation). Certain adjustments like handling and refining charges are also made per contractual terms with customers. Depending on the contractual terms with customers, the payment of receivables may take up to 12 months from date of shipment. Product sales and the related trade accounts receivables are measured at fair value at initial recognition and are re-estimated at each reporting period end using the market prices of the constituent metals at the respective measurement dates. Changes in fair value are recognized as an adjustment to profit and loss and the related accounts receivable.
(r)    Share capital
The Company records proceeds from the issuance of its common shares as equity. Incremental costs directly attributable to the issue of new common shares are shown in equity as a deduction, net of tax, from the proceeds.
(s)    Financing costs
Professional, consulting, regulatory and other costs directly attributable to financing transactions are recorded as deferred financing costs until the financing transactions are completed, if the completion of the transaction is considered likely; otherwise they are expensed as incurred. Share issue costs are charged to share capital when the related shares are issued. Deferred financing costs related to financing transactions that are not completed are charged to earnings.
(t)    Share-based compensation
The Company accounts for stock options using the fair value-based method of accounting for share-based compensation. Fair values are determined using the Black-Scholes-Merton option pricing model (“BSM”). Management exercises judgment in determining the underlying share price volatility, expected life of the option, expected forfeitures and other parameters of the calculations. Compensation costs are recognized over the vesting period as an increase to share-based compensation expense and contributed surplus. If, and when, stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.
The Company accounts for RSUs under the current plan as equity settled share-based payments which are measured at fair value on the grant date. The expense for RSUs is recognized over the vesting period. Upon exercise of any RSUs, the grant date fair value of the instrument is transferred to share capital.
The Company accounts for outstanding RSUs by recognizing a liability for the goods or services acquired, measured initially at the fair value of the liability. At each reporting date until the liability is settled, and at the date of settlement, the fair value of the liability is remeasured, with any changes in fair value recognised in profit or loss for the year.
(u)    Significant accounting estimates and judgments
The preparation of the financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which affect the application of accounting policies and the reported amounts of assets, liabilities and expenses. Actual results may differ from these estimates.

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements
Year ended October 31, 2021, 2020, and 2019

(Expressed in U.S. dollars)
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. Significant estimates include:
(a)the determination and valuation of deferred income tax assets and liabilities;
(b)the determination of the useful life and impairment of the plant and equipment;
(c)the valuation and measurement of the convertible debt and the related conversion features;
(d)the valuation and recognition of ITCs; and
(e)the valuation of share-based compensation.
Critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements include the following:
(a)the determination of the functional currency of the Company and its subsidiaries;
(b)the determination of the revenue recognition policy with regards to transaction price;
(c)the evaluation of the Company’s ability to continue as a going concern; and
(d)the valuation of inventory with regards to incremental cost to completion for raw materials and determination of net realizable value.
(e)the valuation of the fair value of consideration transferred in the business combination

(v)    Leases
The Company assesses whether a contract is or contains a lease, at inception of the contract. The Company recognises a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets (such as tablets and personal computers, small items of office furniture and telephones). For these leases, the Company recognises the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate.
Lease payments included in the measurement of the lease liability comprise:
•Fixed lease payments (including in-substance fixed payments), less any lease incentives receivable;
•Variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;
•The amount expected to be payable by the lessee under residual value guarantees;
•The exercise price of purchase options, if the lessee is reasonably certain to exercise the options; and
•Payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.
The lease liability is presented as a separate line in the consolidated statement of financial position.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

The Company remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:
•The lease term has changed or there is a significant event or change in circumstances resulting in a change in the assessment of exercise of a purchase

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements
Year ended October 31, 2021, 2020, and 2019

(Expressed in U.S. dollars)
option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.
•The lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using an unchanged discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used).
•A lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.
The Company made several such adjustments during the periods presented, see Note 15.
The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, less any lease incentives received and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Whenever the Company incurs an obligation for costs to dismantle and remove a leased asset, restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease, a provision is recognised and measured under IAS 37. To the extent that the costs relate to a right-of-use asset, the costs are included in the related right-of-use asset, unless those costs are incurred to produce inventories.

Right-of-use assets are depreciated over the shorter period of lease term and useful life of the right-of-use asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Company expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.

The right-of-use assets are presented as a separate line in the consolidated statement of financial position.

The Company applies IAS 36 to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss as described in the ‘Property, Plant and Equipment’ policy.

Variable rents that do not depend on an index or rate are not included in the measurement the lease liability and the right-of-use asset. The related payments are recognised as an expense in the period in which the event or condition that triggers those payments occurs.

As a practical expedient, IFRS 16 Leases (“IFRS 16”) permits a lessee not to separate non-lease components, and instead account for any lease and associated non-lease components as a single arrangement. The Company has used this practical expedient.

(w) Restoration provisions

Provisions for the costs to restore leased plant assets to their original condition, as required by the terms and conditions of the lease, are recognised when the obligation is incurred, either at the commencement date or as a consequence of having used the underlying asset during a particular period of the lease, at the directors’ best estimate of the expenditure that would be required to restore the assets. Estimates are regularly reviewed and adjusted as appropriate for new circumstances.

Whenever the Company incurs an obligation for costs to dismantle and remove a leased asset, restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease, a provision is recognised and measured under IAS 37. To the extent that the costs relate to a right-of-use asset, the costs are included in the related right-of-use asset, unless those costs are incurred to produce inventories.

    (x)     Intangible assets

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements
Year ended October 31, 2021, 2020, and 2019

(Expressed in U.S. dollars)

         No intangible assets have been recognized to date.

(y)    Changes in presentation

The company has made the following changes in presentation for the financial statements for the twelve months ended October 31, 2021:
•The prior year results have been adjusted to conform with current year presentation on the Consolidated statements of loss and comprehensive loss.
•Segregating trade accounts receivable from other receivables to provide more information regarding these balances. Please see Note 4.
•Renaming of the profit and loss line item Fair value loss on restricted share units to Fair value loss on financial instruments to reflect new diverse financial instruments the Company is exposed to as at October 31, 2021.
•Combining the previously separate profit and loss lines items of Office and administrative and Travel and entertainment in a single line to show similar items together

	2020	2019
	$	$
Office and administrative	316,401	355,361
Travel and entertainment	160,332	137,943
	476,733	493,304
3.    Adoption of new and revised standards
Annual Improvements to IFRS Standards
The Company has adopted the amendments included in the Annual Improvements to IFRS Standards 2016–2018 Cycle as at November 1, 2020. The Annual Improvements include amendments to IFRS 9 Financial Instruments, IFRS 3 Business Combinations, IFRS 16 Leases, IAS 1 Presentation of Financial Statements, and IAS 8 Accounting policies, changes in accounting estimates and errors.

Management has assessed the impact of the adoption of the new standards and concluded it to be not material.
4.    Accounts receivable

Aging Summary	October 31, 2021	October 31, 2020
	$	$

Current	3,181,294	540,824
1-30 days	310,818	—
31-60 days	120,604	21,455
61-90 days	18,477	—
91 days and over	441,508	9,021
	4,072,701	571,300

For product sales, the Company estimates the amount of consideration to which it expects to be entitled under provisional pricing arrangements. For the twelve months ended October 31, 2021, the fair value gain arising from changes in estimates was $805,789 (twelve months ended October 31, 2020: Nil).

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements
Year ended October 31, 2021, 2020, and 2019

(Expressed in U.S. dollars)
An insignificant portion of the receivables relate to services revenue which are initially measured at fair value and subsequently at amortized cost. For the period ended October 31, 2021 and 2020, the Company has assessed an allowance for credit loss of $nil for service-related receivables based on its past experience, the credit ratings of its existing customers and economic trends.

	October 31, 2021	October 31, 2020
	$	$
Harmonized Sales Taxes receivable	379,814	274,998
Other receivables	593,331	43,931
	973,145	318,929

5.    Prepayments and deposits

	October 31, 2021	October 31, 2020
	$	$
Prepaid lease deposits	886,951	33,501
Prepaid equipment deposits	3,231,836	—
Prepaid insurance	3,839,880	59,582
Other prepaids	688,331	870,868
	8,646,998	963,951
6.    Inventory

	October 31, 2021	October 31, 2020
	$	$

Raw material	850,416	140,419
Finished goods	347,391	39,575
	1,197,807	179,994

The cost of inventories recognized as an expense during the twelve months ended October 31, 2021 was $8.55 million (twelve months ended October 31, 2020: $0.82 million).

The cost of inventories recognized as an expense during the twelve months ended October 31, 2021 includes a write down of $2,316,936 for finished goods and write down of $552,429 for raw materials (twelve months ended October 31, 2020: $4,360 for finished goods and $53,764 for raw materials) in respect of adjustments of inventory to net realizable value. Net realizable value of inventory is calculated as the estimated consideration under provisional pricing arrangements less the estimated cost of completion and the estimated costs necessary to make the sale.

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements
Year ended October 31, 2021, 2020, and 2019

(Expressed in U.S. dollars)
7.    Plant and equipment

	Plant equipment	Storage containers	Vehicles	Leasehold improvements	Total
	$	$	$	$	$
Cost
At October 31, 2019	1,043,231	53,610	90,707	58,848	1,246,396
Additions	3,519,013	13,914	68,243	1,506,493	5,107,663
Disposals	(150,690)	—	—	—	(150,690)
Foreign Exchange on Translation	23,320	95	(1,346)	11,860	33,929
At October 31, 2020	4,434,874	67,619	157,604	1,577,201	6,237,298
Additions	17,674,983		62,017	4,642,255	22,379,255
Disposals	—		(40,323)		(40,323)
At October 31, 2021	22,109,857	67,619	179,298	6,219,456	28,576,230
Accumulated depreciation
At October 31, 2019	(170,691)	(1,397)	(2,187)	(11,329)	(185,604)
Depreciation	(350,173)	(5,977)	(22,408)	(115,958)	(494,516)
Disposals	43,744	—	—	—	43,744
Foreign Exchange on Translation	2,462	(36)	(232)	(536)	1,658
At October 31, 2020	(474,658)	(7,410)	(24,827)	(127,823)	(634,718)
Depreciation	(1,083,687)	(6,762)	(34,545)	(437,113)	(1,562,107)
Disposals	—	—	10,058	—	10,058
At October 31, 2021	(1,558,345)	(14,172)	(49,314)	(564,936)	(2,186,767)
Carrying amounts					—
At October 31, 2019	872,540	52,213	88,520	47,519	1,060,792
At October 31, 2020	3,960,216	60,209	132,777	1,449,378	5,602,580
At October 31, 2021	20,551,512	53,447	129,984	5,654,520	26,389,463

At October 31, 2021, $17.72 million of the plant equipment and leasehold improvements were under construction (October 31, 2020: $1.92 million, October 31, 2019: $nil).
8.    Related party transactions
Remuneration of key management personnel
The remuneration of the executive officers and directors, who are the key management personnel of the Company, is set out below:

	October 31, 2021	October 31, 2020	October 31, 2019
	$	$	$
Salaries	1,501,800	231,034	104,310
Share-based compensation	1,863,260	74,320	149,993
Fees and benefits	1,517,791	411,184	159,881
	4,882,851	716,538	414,184

During the twelve months ended October 31, 2021, the Company paid directors and advisors for providing director services, consulting and fundraising activities. Total amounts paid for fiscal 2021 to directors in respect of these activities was $260,284 (2020: $181,383, 2019:$75,285).

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements
Year ended October 31, 2021, 2020, and 2019

(Expressed in U.S. dollars)
Outstanding balances of remunerations of the executive officers and directors are summarized as follows:

	October 31, 2021	October 31, 2020	October 31, 2019
	$	$	$

Accounts payable and accrued liabilities	771,255	316,465	85,386
Restricted share units	—	153,296	—
Outstanding balances	771,255	469,761	85,386

Related-Party Lease
From January 1, 2019 to December 31, 2021, the Company leased certain office space from Ashlin BPG Marketing, which is controlled by certain members of the immediate family of the Company’s President and Chief Executive Officer. Under the terms of the lease, the Company was required to pay Cdn. $4,500 per month plus applicable taxes, subject to 60 days’ notice of termination. Li-Cycle terminated the lease, effective December 31, 2021. During the twelve months ended October 31, 2021, the Company incurred expenses of $39,866 in relation to this vendor, as compared to $35,505 for the twelve months ended October 31, 2020.

Related-Party Expenses
The Company has engaged Fade In Production Pty. Ltd., which is controlled by certain members of the immediate family of the Executive Chair of Li-Cycle, to provide it with corporate video production services since 2017. During the twelve months ended October 31, 2021, the Company incurred expenses of $145,851 in relation to this vendor, as compared to $42,739 for the twelve months ended October 31, 2020.

The Company has engaged Ashlin BPG Marketing, which is controlled by certain members of the immediate family of the Company's President and Chief Executive Officer, to provide it with marketing items and employee gifts since April 1, 2020. During the twelve months ended October 31, 2021, the Company incurred expenses of $46,640 attributable to this vendor, as compared to $5,405 for the twelve months ended October 31, 2020.

The Company has engaged Consulero Inc., which is controlled by certain members of the immediate family of the Company's President and Chief Executive Officer, to provide it with technology services since September 1, 2020. During the twelve months ended October 31, 2021, the Company incurred expenses of $103,040 attributable to this vendor, as compared to $46,515 for the twelve months ended October 31, 2020.

Consulting Agreements
On May 1, 2020, the Company entered into a consulting agreement with Atria Limited, a beneficial owner of more than 5% of the outstanding Li-Cycle Corp. shares at that time, for certain business development consulting services with fees payable in Li-Cycle Corp. shares at a rate of 1,000 Li-Cycle Corp. shares per month, to a maximum of 12,000 Li-Cycle Corp. shares. On January 25, 2021, Li-Cycle and Atria Limited entered into a letter agreement providing for the termination of the consulting agreement and the issuance and delivery to Atria Limited of 10,000 Li-Cycle Corp. shares as full and final satisfaction of all obligations and liabilities of Li-Cycle to Atria Limited under the consulting agreement.
Director Consulting Agreements
Under the terms of an agreement dated July 19, 2019 between Li-Cycle and Anthony Tse, Mr. Tse provided consulting services to Li-Cycle in relation to the proposed expansion of its operations in Asia and was entitled to a fee of $4,700 per month for such services. For the twelve months ended October 31, 2021, Mr. Tse was paid aggregate fees under this agreement of $56,400. The consulting agreement was terminated on January 19, 2022.
Under the terms of a consulting agreement dated July 19, 2019 between Li-Cycle and Rick Findlay, for the twelve months ended October 31, 2020, Mr. Findlay was paid aggregate fees of

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements
Year ended October 31, 2021, 2020, and 2019

(Expressed in U.S. dollars)
$1,332. For the twelve months ended October 31, 2021, there were no fees paid. The consulting agreement was terminated on June 25, 2021.

Related-Party Promissory Notes
On June 16, 2021, Li-Cycle issued promissory notes (the “Promissory Notes”) for an aggregate principal amount of $7,000,000 as consideration for loans received from companies related to the Chief Executive Officer and the Executive Chair of Li-Cycle, respectively. The Promissory Notes bear interest at the rate of 10% per annum and mature on December 15, 2023. The Promissory Notes are unsecured and subordinate to indebtedness owing to Li-Cycle’s senior lender, BDC Capital Inc. Li-Cycle has the option of prepaying all or any portion of the principal and accrued interest of the Promissory Notes prior to the maturity date without penalty, subject to certain conditions. On August 17, 2021 Li-Cycle elected to repay the full balance of the promissory notes for a total of $7,113,151, including accrued interest.
9.    Loans Payable

	BDC Loan	Other Loans	Total
	$	$	$
Balance at October 31, 2019	—	87,381	87,381
Proceeds from loans payable	2,153,110	—	2,153,110
Repayment of loans payable	—	(12,881)	(12,881)
Foreign exchange loss	21,430	(1,162)	20,268
Balance at October 31, 2020	2,174,540	73,338	2,247,878
Proceeds from loans payable	3,091,220	7,000,000	10,091,220
Repayment of loans payable	(5,507,298)	(7,037,041)	(12,544,339)
Foreign exchange loss	241,538	3,451	244,989
Balance at October 31, 2021	—	39,748	39,748

(i)    BDC Capital Loan
On December 16, 2019, the Company entered into a binding agreement with BDC Capital Inc. for a secured loan of Canadian dollars (C$7 million) to help finance the expansion plans of the Company (the “BDC Capital Loan”), which was to be distributed in up to three tranches, with the second and third tranches to be distributed based on the achievement of certain milestones by the Company. Pursuant to the BDC Capital Loan, each of the Company and Li-Cycle Inc. entered into general security agreements with BDC Capital Inc. granting the lender a general security interest over all assets of the Company and Li-Cycle Inc., respectively. In addition, Li-Cycle Inc. guaranteed the Company’s obligations under BDC Capital Loan under a guarantee agreement. The maturity date of the BDC Capital Loan was December 14, 2023. The base rate of interest was 16% per annum, paid monthly, plus additional accrued interest of 3% that could be reduced to 0% based on the achievement of certain milestones by the Company. Principal payments began on the first anniversary date of the loan and were made at C$175,000 per month with a balloon payment of C$700,000 at maturity.
On February 10, 2020, the Company received the first tranche of the BDC Capital Loan for C$3 million. Transaction costs associated with the loan amounted to C$121,861 and were deducted from the loan balance.
On November 2, 2020, the Company received the second tranche of the BDC Capital Loan for C$2,000,000 upon the completion of the milestone for such additional funding.
On April 7, 2021, the Company received the third tranche of the BDC Capital Loan for C$2,000,000 upon the completion of the milestone for such additional funding.
On July 20, 2021, Li-Cycle signed an agreement with BDC Capital Inc to repay the BDC Capital Loan in full, conditional upon the closing of Li-Cycle’s business combination with Peridot Acquisition Corp. on August 10, 2021.
On August 11, 2021, in accordance with the agreement to repay the BDC Capital Loan in full upon the closing of Li-Cycle’s business combination with Peridot Acquisition Corp., Li-Cycle

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements
Year ended October 31, 2021, 2020, and 2019

(Expressed in U.S. dollars)
paid BDC Capital Inc. $5.3 million (C$6.6 million) to settle the BDC Capital Loan, including additional interest expense of $0.7 million (C$0.9 million).

(ii) Promissory Notes
On June 16, 2021, Li-Cycle issued promissory notes (the “Promissory Notes”) for an aggregate principal amount of $7,000,000 as consideration for loans received from companies related to the Chief Executive Officer and the Executive Chair of Li-Cycle, respectively. The Promissory Notes bore interest at the rate of 10% per annum and had a maturity date of December 15, 2023. The Promissory Notes were unsecured and subordinate to indebtedness owing to Li-Cycle’s senior lender, BDC Capital Inc. Li-Cycle had the option of prepaying all or any portion of the principal and accrued interest of the Promissory Notes prior to the maturity date without penalty, subject to certain conditions. On August 17, 2021, Li-Cycle elected to repay the full balance of the promissory notes for a total of $7,113,151, including accrued interest.
(iii) Other Loans
The Company's remaining loans relate to company vehicles.
10.    Convertible Debt

	October 31, 2021	October 31, 2020	October 31, 2019
	$	$	$
Proceeds of issue of convertible debt	100,000,000	386,190	386,190
Transaction costs	(1,599,737)	—	—
Net Proceeds from issue of convertible debt	98,400,263	386,190	386,190

Conversion feature at date of issue	27,681,043	96,548	96,548
Fair value (gain) loss on embedded derivative	1,347,895	—	—
Conversion into common shares	—	(96,548)	—
Conversion feature at end of period	29,028,938	—	96,548

Debt component at date of issue (net of transaction costs)	70,719,220	289,642	289,642
Prior year interest plus accretion	—	99,549	39,212
Amortization of transaction costs	26,662	—	—
Accrued interest at 7% (2020 - 8%)	641,667	4,956	30,114
Accretion expense during the year	461,351	4,975	30,223
Conversion into common shares	—	(395,861)	—
Foreign exchange on translation	—	(3,261)	(4,984)
Debt component at end of period	71,848,900	—	384,207

On March 6, 2018, the Company obtained an investment from Sustainable Chemistry Alliance (“SCA”) for $386,190 with the issuance of a 3-year, 8% unsecured convertible debenture. Upon the completion of a qualified financing, and at either the Company’s or holder’s option, the debenture could be converted to common shares at a 20% discount to the effective share price of the qualifying transaction, or failing conversion, was to be repaid in full with full-term interest. Accrued interest was payable at the maturity date.

The conversion feature has been recorded as an embedded derivative liability as the exercise price may be adjusted upon the issuance or deemed issuance of additional common shares at a price less than the conversion price contained in the convertible debenture. The fair value of the embedded derivative liability upon issuance was $96,548. The residual value of $289,643 was allocated to the convertible loan payable which has an effective interest rate of 9.62%.

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements
Year ended October 31, 2021, 2020, and 2019

(Expressed in U.S. dollars)
On December 27, 2019, the convertible debenture with SCA was converted to common shares as a result of the additional funding exceeding $10 million and thereby triggering the “qualifying transaction” clause of the debenture agreement. Per the terms of the agreement, the principal amount of $386,190 plus accrued interest of $55,788 was converted at a 20% discount to the Series B share price of $40.05 resulting in the issuance of 13,436 common shares.

On September 29, 2021, the Company issued a convertible note (the “Note”) for a principal amount of $100,000,000 to Koch Strategic Platforms (“KSP”), a subsidiary of Koch Investments Group. The Note will mature on September 29, 2026 unless earlier repurchased, redeemed or converted. Interest on the Note will be payable semi-annually, and Li-Cycle is permitted to pay interest on the Note in cash or payment in-kind (“PIK”), at its election. Interest payments made in cash will be based on an interest rate of LIBOR plus 5.0% per year, and PIK interest payments will be based on an interest rate of LIBOR plus 6.0% per year. Under the terms of the Note, LIBOR has a floor of 1% and a cap of 2%. With the retirement of the LIBOR at the end of 2021, the interest rates will instead be based on the sum of the Secured Overnight Financing Rate ("SOFR") and the average spread between the SOFR and LIBOR during the three-month period of time ending on the date on which the LIBOR interest rate ceases to be published. The PIK election results in a new Note under the same terms as the original note, issued in lieu of interest payments with an issuance date on the applicable interest date. At October 31, 2021, the Company has elected to pay interest on the Note using the PIK election.

The conversion feature has been recorded as an embedded derivative liability since the conversion ratio does not always result in a conversion of a fixed dollar amount of liability for a fixed number of shares. The Note will have an initial conversion price of approximately $13.43 per Li-Cycle common share, subject to customary anti-dilution adjustments, which price was established based on 125% of the 7-day volume-weighted average price of Li-Cycle’s common shares prior to the date of the Note Purchase Agreement. Should the company’s share price be equal to or greater than $17.46, for a period of twenty consecutive days, the Company can force conversion of the note Li-Cycle will settle its conversion obligations through the delivery of its own Common Shares. At October 31, 2021, no conversions had taken place.

The fair value of the embedded derivatives upon issuance was determined to be a liability of $27,681,043 whereas the remaining $72,318,957, net of transaction costs of $1,599,737, was allocated to the principal of the debt. During the twelve months ended October 31, 2021, the Company recognized a fair value loss of 1,347,895 on the embedded derivatives. The embedded derivatives were valued using the Barrier option pricing model. The assumptions used in the model were as follows:

	September 29, 2021 (issuance date)	October 31, 2021
Risk free interest rate	1.06%	1.23%
Expected life of options	5 years	4.92 years
Expected dividend yield	0.0%	0.0%
Expected stock price volatility	66%	62%
Share Price	12.56	12.94
Expected volatility was determined by calculating the average implied volatility of a group of listed entities that are considered similar in nature to the Company.
11.    Warrants
On August 10, 2021, the Company began trading warrants related to its common shares. These warrants were assumed as part of the business combination described in Note 1. On acquisition date, the Company assumed 23,000,000 warrants at the publicly traded fair market value of $2.10 per share for a total acquired liability of $48,299,987.
The total number of warrants is made up of 15,000,000 Public Placement Warrants ("Public Warrants") and 8,000,000 Private Placement Warrants ("Private warrants"). All warrants have a 5 year term, expiring on September 24, 2025. The Public Warrants have an exercise price of $11.50 per share, with a redemption price of $0.01 per warrant if the share price is above $10.00, on a cashless basis. If the share price is above $18.00 for any 20 trading days within the 30 trading day period ending three trading days before the notice of redemption, the redemption price will be $0.10 on a cash basis. The Private Warrants have an exercise price of

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements
Year ended October 31, 2021, 2020, and 2019

(Expressed in U.S. dollars)
$11.50 per shares, redeemable only at such time that the share price of the Company is between $10.00 and $18.00, at the above prices. The Private Warrants were not transferable until 30 days after the close of the business combination, which has passed as of writing. If the Private Placement Warrants are transferred to parties other than the Company’s sponsor or its permitted transferees, the Private Placement Warrants will cease to be Private Placement Warrants and will become Public Warrants.

On October 15, 2021, 100 warrants were exercised for 100 shares for which the Company received $1,150.

Warrants are remeasured through profit or loss at each period end, using first level inputs. At October 31, 2021, the publicly traded fair market value for each warrant was $3.57 with a total liability of $82,109,334, recognizing a total loss of $33,809,634 in the twelve months ended October 31, 2021.
12.    Share capital and share-based compensation
Authorized share capital
Li-Cycle Corp. is authorized to issue an unlimited number of voting common shares, Class A non-voting common shares, preference shares and Class A preferred shares, in each case without par value. All issued shares are fully paid.
Li-Cycle Holdings Corp. is authorized to issue an unlimited number of voting common shares without par value. All issued shares are fully paid.

For retrospective presentation, the number of Li-Cycle Corp.'s common shares and Class A preferred shares on the Consolidated Statements of Changes in Equity have been scaled by the exchange ratio of 1:39.91 for periods prior to the completion of the business combination on August 10, 2021.

On March 23, 2018, Li-Cycle Corp. completed a non-brokered private placement and issued 188,604 common shares for proceeds of $2,645,136 at $14.02 per share.
On February 28, 2019, Li-Cycle Corp. issued 8,468 common shares to two shareholders as a finder’s fee for the Series A fundraising. These shares were valued at $118,759
Between December 20 and December 27, 2019, Li-Cycle Corp. completed a non-brokered private placement and issued 159,294 common shares for proceeds of $6,481,381 at $40.05 per share.
On December 27, 2019, a convertible debenture was converted to 13,436 common shares of Li-Cycle Corp., representing proceeds of $492,409.
On November 13, 2020, Li-Cycle Corp. completed a Series C private placement with two entities to purchase 281,138 Class A preferred shares at a price of $81.81 per share, for total proceeds of $23,000,000 and incurred transaction fees of $1,380,000.
On January 25, 2021, Li-Cycle Corp. issued 12,000 shares as full and final satisfaction of all obligations under a consulting agreement for services the Company received up to May 2020.
Between June 11 and June 24, 2021, four employees exercised stock options for a total of 25,664 common shares of Li-Cycle Corp., at an aggregate exercise price of $169,105.

On August 10, 2021, the Company finalized the business combination described in Note 1. All outstanding common shares and Class A preferred shares of Li-Cycle Corp., 2,407,535 in total, were exchanged for 96,084,679 common shares of Li-Cycle Holdings Corp. at the exchange ratio of 1:39.91. Li-Cycle Holdings Corp. issued an additional 65,671,374 common shares for net proceeds of $525,329,273. As part of this transaction, all outstanding 9,829 Restricted Share Units of Li-Cycle Corp. were settled by issuance of additional 392,276 common shares of Li-Cycle Holdings Corp. and a cashless exercise of 28,779 stock options of Li-Cycle Corp. resulted in an additional 1,031,226 common shares of Li-Cycle Holdings Corp.
On October 15,2021, a warrant holder exercised 100 warrants for a total of 100 common shares of Li-Cycle Holdings Corp. at an aggregate exercise price of $1,150.

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements
Year ended October 31, 2021, 2020, and 2019

(Expressed in U.S. dollars)
Long-term incentive plans
Stock options
Li-Cycle Corp. had a stock option plan (the “2017 Plan”) approved by the Company’s shareholders that allows it to grant stock options, subject to regulatory terms and approval, to its officers, directors, employees and service providers. This Plan was effective from September 2017 through October 31, 2019.
Each stock option converts into one common share of the Company on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry. Options are exercisable at a price equal to the average market price of the Company’s common shares on the date of grant. The vesting period is one-third on the first-year anniversary of the grant, and one-third every consecutive year thereafter. If the options remain unexercised after a period of 5 years from the date of grant, the options expire. Options are forfeited if the recipient terminates their contract with the Company before the options vest.
On November 1, 2019, Li-Cycle Corp. adopted a new Long Term Incentive Plan (the “2019 LTIP”) approved by the Company’s shareholders that allowed it to grant stock options, restricted share units, deferred share units, stock appreciation rights, and other forms of equity compensation, subject to regulatory terms and approval, to its officers, directors, employees and service providers.
For stock options issued under the 2019 LTIP, each stock option converts into one common share of the Company on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry. Options are exercisable at a price equal to the fair market value of the Company’s common shares on the date of grant. The vesting period is one-third on the first-year anniversary of the grant, and one-third every consecutive year thereafter. If the options remain unexercised after a period of 10 years from the date of grant, the options expire. Options are forfeited if the recipient terminates their contract with the Company before the options vest.

On August 10, 2021, Li-Cycle Holdings Corp. adopted a new Long Term Incentive Plan (the “2021 LTIP”) approved by the Company’s shareholders that allows it to grant stock options, restricted share units, deferred share units, stock appreciation rights, and other forms of equity compensation, subject to regulatory terms and approval, to its officers, directors, employees and service providers.

On August 10, 2021, all of the outstanding stock options of Li-Cycle Corp. under the 2017 Plan and the 2019 LTIP were vested and 19 employees exercised 28,779 stock options of Li-Cycle Corp. on a cashless basis. All remaining 106,307 stock options under the 2017 Plan and the 2019 LTIP were exchanged for 4,242,707 stock options under the 2021 LTIP plan at the exchange ratio of 1:39.91, while retaining original expiry dates.

For stock options issued under the 2021 LTIP, each stock option converts into one common share of the Company on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry. Options are exercisable at a price equal to the fair market value of the Company’s common shares on the date of grant. The vesting period is one-third on the first-year anniversary of the grant, and one-third every consecutive year thereafter. If the options remain unexercised after a period of 10 years from the date of grant, the options expire. Options are forfeited if the recipient terminates their contract with the Company before the options vest.

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements
Year ended October 31, 2021, 2020, and 2019

(Expressed in U.S. dollars)
A summary of stock option activities is as follows:

	Number of Li-Cycle Corp stock options	Weighted average exercise price of Li-Cycle Corp stock options	Number of Li-Cycle Holdings Corp stock options	Weighted average exercise price of Li-Cycle Holdings Corp stock options
		$		$
Balance – October 31, 2018	58,320	2.49
Granted	41,680	13.57
Balance – October 31, 2019	100,000	7.14
Granted	33,500	39.66
Balance – October 31, 2020	133,500	15.35
Granted	31,750	85.30
Exercised	(54,443)	24.58
Forfeited	(4,500)	42.43
Exchanged on August 10, 2021	106,307	31.62	4,242,707	0.79
Granted			1,053,846	10.93
Balance – October 31, 2021			5,296,553	2.81
As at October 31, 2021, 4,242,707 of the stock options (2020: 106,307, 2019: 29,440) were exercisable.
A summary of outstanding stock options is as follows:

	Number of stock options	Exercise price
		$
Expiration dates
September 11, 2022	399,100	0.02
April 10, 2023	798,200	0.02
April 10, 2023	199,231	0.36
April 1, 2024	171,613	0.36
July 17, 2024	865,244	0.36
December 16, 2029	99,775	1.08
April 21, 2030	439,010	1.08
July 19, 2030	371,163	1.08
November 30, 2030	420,452	2.17
February 11, 2031	478,920	2.17
August 10, 2031	1,053,846	10.93
	5,296,553
The Company recognized total expenses of $2.69 million related to stock options during the twelve months ended October 31, 2021 (2020: $0.33 million, 2019: $0.10 million).
The fair value of the stock options granted during the twelve months ended October 31, 2021 was determined to be $8.28 million (2020: $0.94 million, 2019: $0.31 million) using the Black-Scholes Merton option pricing model. The assumptions used in the stock option pricing model were as follows:

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements
Year ended October 31, 2021, 2020, and 2019

(Expressed in U.S. dollars)

Risk free interest rate	0.46% - 0.97%
Expected life of options	6 years
Expected dividend yield	0.0%
Expected stock price volatility	65%
Expected forfeiture rate	0.0%

Expected volatility was determined by calculating the average historical volatility of a group of listed entities that are considered similar in nature to the Company.
During the twelve months ended October 31, 2021, 23 employees exercised 2,172,820 stock options to acquire a total of 2,055,474 common shares at an aggregate exercise price aggregate exercise of $0.17 million. During the years ended October 31, 2020 and 2019, no stock options were exercised.
Restricted share units
Under the terms of the 2019 LTIP, restricted share units were issued to executives and directors. The RSUs vested immediately and were exercisable upon issuance. The RSUs represented the right to receive a distribution from Li-Cycle Corp. in an amount equal to the fair market value of an ordinary share of Li-Cycle Corp. at the time of distribution. The RSUs under the 2019 LTIP could be settled in shares, cash, or any combination of shares and cash, at the option of the holder. RSUs under the 2019 LTIP were classified as a liability on the consolidated statement of financial position.

On August 10, 2021, all existing 9,829 RSUs under the 2019 LTIP were settled at the exchange ratio of 1:39.91, resulting in issuance of 392,276 common shares of Li-Cycle Holdings Corp.

The Company has recorded a liability of $0 as at October 31, 2021 (October 31, 2020: $171,849) that represents the fair value of the RSUs outstanding under the 2019 LTIP and has recorded fair value loss of $3,096,940 for the twelve months ended October 31, 2021 (twelve months ended October 31, 2020:$83,424).

Under the terms of the 2021 LTIP, restricted share units of Li-Cycle Holdings Corp. have been issued to executives, directors, employees and advisors. The RSU vesting periods ranged from 1 year to 3 years. The RSUs represent the right to receive a distribution from the Company in an amount equal to the fair market value of an ordinary share of Li-Cycle Holdings Corp. at the time of distribution. The RSUs under the 2021 LTIP are expected to be settled in shares. The Company, at its sole discretion, may also settle in cash or a combination of cash and shares. The RSUs issued under the 2021 LTIP are classified as equity on the consolidated statement of financial position.

The Company recognized share-based compensation expenses relating to RSUs totaling $1,293,030 in the twelve months ended October 31, 2021 (twelve months ended October 31, 2020: $88,425).

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements
Year ended October 31, 2021, 2020, and 2019

(Expressed in U.S. dollars)
A summary of RSU activities is as follows:

	Number of	Number of
	Li-Cycle Corp RSU	Li-Cycle Holdings Corp RSU

Balance – October 31, 2018	—
Balance – October 31, 2019	—
Granted	2,182
Balance – October 31, 2020	2,182
Granted	7,647
Settled on August 10, 2021	(9,829)
Subtotal	—	—
Granted on or after August 10, 2021		716,763
Balance – October 31, 2021	—	716,763
13.    Financial instruments and financial risk factors
Fair values
The Company’s financial instruments consist of cash, accounts receivables, accounts payable and accrued liabilities, loans payable. The fair values of the cash, trade receivables, accounts payable and accrued liabilities approximate their carrying amounts because of their current nature.
Fair value hierarchy levels 1 to 3 are based on the degree to which the fair value is observable:
•Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;
•Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
•Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).
There were no transfers between the levels during the current or prior year.
The Company’s financial assets measured at fair value on a recurring basis were calculated as follows:

	Balance	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	$	$	$	$
As at October 31, 2021
Accounts receivable	4,072,701	—	4,072,701	—
	4,072,701	—	4,072,701	—
As at October 31, 2020
Accounts receivable	571,300	—	571,300	—
	571,300	—	571,300	—

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements
Year ended October 31, 2021, 2020, and 2019

(Expressed in U.S. dollars)
See Note 4 above for additional details related to measurement of accounts receivable.
The Company’s financial liabilities measured at fair value on a recurring basis were calculated as follows:

	Balance	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	$	$	$	$
As at October 31, 2021
Restricted share units	—	—	—	—
Conversion feature of convertible debt	29,028,938	—	29,028,938	—
Warrants	82,109,334	53,549,989	28,559,344	—
	111,138,272	53,549,989	57,588,282	—
As at October 31, 2020
Restricted share units	171,849	—	171,849	—
	171,849	—	171,849	—
Currency risk
It is management’s opinion that the Company is not exposed to significant currency risk as its cash is denominated in both Canadian and U.S. dollars and funds its operations accordingly.

At October 31, 2021, the Company had Canadian dollar denominated cash of approximately Cdn. $1.3 million and Canadian dollar denominated net liabilities and loans payable of approximately Cdn. $23.9 million. The remaining amounts were denominated in U.S. dollars and immaterial amounts of other currencies. Gains and losses arising upon translation of these amounts into U.S. dollars for inclusion in the consolidated financial statements are recorded in other income and expenses as foreign exchange. A 5% strengthening of the Canadian dollar versus the U.S. dollar, at October 31, 2021, would have increased the foreign exchange loss for the year by approximately $0.9 million while a 5% weakening of the Canadian dollar would have had approximately the equal but opposite effect. This analysis assumes that all other variables remain constant.

Interest rate risk
Interest rate risk is the risk arising from the effect of changes in prevailing interest rates on the Company’s financial instruments. The Company is exposed to interest rate risk, as it has variable interest rate debt, see Note 10.
Credit, liquidity, and market risks
Credit risks associated with cash are minimal as the Company deposits majority of its cash with a large Canadian financial institution. The Company’s credit risks associated with receivables are managed and exposure to potential loss is assessed as minimal.
Ultimate responsibility for liquidity risk management rests with the board of directors, which has established an appropriate liquidity risk management framework for the management of the Company’s short-term, medium and long-term funding and liquidity requirements.

Market risks associated with short-term investments are assessed as minimal as they are considered short-term in nature.

All of the Company’s financial liabilities have contractual cash flows as follows:

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements
Year ended October 31, 2021, 2020, and 2019

(Expressed in U.S. dollars)

	Carrying amount	Contractual cash flows	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
	$	$	$	$	$	$	$	$

As at October 31, 2021
Accounts payable and accrued liabilities	18,701,116	18,701,116	18,701,116	—	—	—	—	—
Lease liabilities	29,364,869	35,934,570	4,517,775	4,634,401	3,785,984	3,374,696	3,311,808	16,309,906
Loan payable	39,748	41,338	6,384	6,618	6,860	7,111	7,371	6,994
Convertible Debt	100,877,838	142,682,078	—	—	—	—	142,682,078	—
Warrants	82,109,334	—	—	—	—	—	—	—
Restoration provisions	334,233	302,049	—	84,582	—	—	54,842	162,625
	231,427,138	197,661,151	23,225,275	4,725,601	3,792,844	3,381,807	146,056,099	16,479,525

	Carrying amount	Contractual cash flows	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
	$	$	$	$	$	$	$	$

As at October 31, 2020
Accounts payable and accrued liabilities	4,364,370	4,364,372	4,364,372	—	—	—	—	—
Restricted share units	171,849	171,849	171,849	—	—	—	—	—
Lease liabilities	3,613,170	4,529,662	805,946	680,943	568,434	584,269	479,833	1,410,237
Loan payable	2,247,878	2,628,652	1,782,888	845,763	—	—	—	—
Restoration provisions	321,400	333,866	—	81,166	—	—	52,627	200,074
	10,718,667	12,028,401	7,125,055	1,607,872	568,434	584,269	532,460	1,610,311

Capital risk management
The Company manages its capital to ensure that entities in the Company will be able to continue as a going concern while maximizing the return to shareholders through the optimization of the debt and equity balance.

The capital structure of the Company consists of net debt (borrowings after deducting cash and bank balances) and equity of the Company (comprising issued share capital, contributed surplus and accumulated deficit as disclosed in Note 12).

The Company is not subject to any externally imposed capital requirements. The Company’s Board of Directors reviews the capital structure on a semi-annual basis. As part of this review, the Board considers the cost of capital and the risks associated with each class of capital.

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements
Year ended October 31, 2021, 2020, and 2019

(Expressed in U.S. dollars)
14.    Right-of-use assets

	Premises	Equipment	Total
Cost	$	$	$
At October 31, 2019	2,783,313	53,262	2,836,575
Additions & modifications	1,550,957	61,176	1,612,133
Foreign Exchange on Translation	19,731	(629)	19,102
At October 31, 2020	4,354,001	113,809	4,467,810
Additions & modifications	24,467,955	19,960	24,487,915
At October 31, 2021	28,821,956	133,769	28,955,725

Accumulated depreciation
At October 31, 2019	—	—	—
Depreciation	(584,343)	(16,391)	(600,734)
Foreign Exchange on Translation	(7,810)	(178)	(7,988)
At October 31, 2020	(592,153)	(16,569)	(608,722)
Depreciation	(1,302,026)	(35,217)	(1,337,243)
At October 31, 2021	(1,894,179)	(51,786)	(1,945,965)

Carrying amounts
At October 31, 2019	2,783,313	53,262	2,836,575
At October 31, 2020	3,761,848	97,240	3,859,088
At October 31, 2021	26,927,777	81,983	27,009,760

The weighted average lease term is five years.
15.    Lease liabilities
The Company has the following lease liabilities as of October 31, 2021.

Maturity analysis	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter	Total
Undiscounted	$	$	$	$	$	$	$
Premises	4,468,877	4,590,357	3,741,940	3,332,312	3,290,786	16,302,071	35,726,343
Equipment	48,898	44,044	44,044	42,384	21,022	7,835	208,227
Total	4,517,775	4,634,401	3,785,984	3,374,696	3,311,808	16,309,906	35,934,570

Lease liabilities	Current	Non-Current	Total
Discounted	$	$	$
Premises	2,836,348	26,366,448	29,202,796
Equipment	32,447	129,626	162,073
Total	2,868,795	26,496,074	29,364,869

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements
Year ended October 31, 2021, 2020, and 2019

(Expressed in U.S. dollars)
The Company has the following lease liabilities as of At October 31, 2020.

Maturity analysis	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter	Total
Undiscounted	$	$	$	$	$	$	$
Premises	769,865	650,087	549,908	565,742	462,851	1,410,237	4,408,690
Equipment	36,081	30,856	18,526	18,526	16,982	—	120,972
Total	805,946	680,943	568,434	584,268	479,833	1,410,237	4,529,662

Lease liabilities	Current	Non-Current	Total
Discounted	$	$	$
Premises	565,296	2,949,707	3,515,003
Equipment	26,059	72,108	98,167
Total	591,355	3,021,815	3,613,170

In the twelve months ended October 31, 2021, the Company recognized an interest expense of $449,571 related to lease liabilities.

The Company’s lease obligations include leases for plant operations, storage facilities, and office space for employees. In the twelve months ended October 31, 2021, the Company has added 4 new premises leases, 1 new equipment lease and modified 6 leases.
16.     Restoration provisions
The Company has a legal obligation to complete the site restoration and decommissioning of its leased plant properties in New York and Ontario. The provision for decommissioning and site restoration is determined using the estimated costs provided by the New York Department of Environmental Conservation and Ontario Ministry of the Environment, Conservation and Parks.

The following table represents the continuity of the restoration provision associated with the Company’s leased plant properties:

Restoration provisions at October 31, 2019	$—
Initial recognition	$321,400
Interest Recognized	$—
Restoration provisions at October 31, 2020	$321,400
Interest Recognized	3,194
Foreign exchange recognized	9,639
Restoration provisions at October 31, 2021	$334,233
The present value of the restoration provision of $334,233 was calculated using an average risk-free rate of 0.61%.
17.    Accounts payable and accrued liabilities

	October 31, 2021	October 31, 2020
	$	$
Accounts payable	9,447,394	2,454,421
Accrued expenses	6,452,754	1,177,377
Accrued compensation	2,800,968	732,574
	18,701,116	4,364,372

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements
Year ended October 31, 2021, 2020, and 2019

(Expressed in U.S. dollars)
Accrued expenses include accruals for purchase of plant and equipment, audit fees, legal and consulting fees, and operational and inventory purchases.
18.     Commitments
As of October 31, 2021, there were $6.9 million in committed purchase orders or agreements for equipment and services (October 31, 2020: $4.2 million).
19.    Loss per share

For comparability, the weighted average number of ordinary shares and the number of potential common shares have been scaled by the exchange ratio of 1:39.91 for periods prior to the completion of the business combination on August 10, 2021.

	Year Ended October 31,
	2021	2020	2019
Net loss	$(226,559,288)	$(9,275,962)	$(4,100,782)
Weighted average number of ordinary shares	110,119,135	82,571,828	71,891,372

Basic and diluted loss per share	$(2.06)	$(0.11)	$(0.06)

Adjustments for diluted loss per share were not made for the twelve months ended October 31, 2021, 2020 and 2019 as they would be anti-dilutive in nature. The following potential common shares are anti-dilutive and are therefore excluded from the weighted average number of common shares for the purpose of diluted earnings per share:

	Year Ended October 31,
	2021	2020	2019
Stock options	5,296,553	5,327,985	3,991,000
Warrants	22,999,894	—	—
Convertible debt	7,493,795	—	536,231
Restricted share units	716,763	87,084	—
	36,507,005	5,415,069	4,527,231

20.     Segment reporting
The consolidated financial data presented in these financial statements is reviewed regularly by the Company’s chief operating decision maker (“CODM”) for making strategic decisions, allocations resources and assessing performance, in consultation with the Board of Directors. The Corporation’s CODM is its Chief Executive Officer.
During the twelve months ended October 31, 2021, the Company operated in Canada and began operations in the United States. Management has concluded that the customers, and the nature and method of distribution of goods and services delivered, if any, to these geographic regions are similar in nature. The risks and returns across the geographic regions are not dissimilar; therefore, the Company operates as a single operating segment.
The following is a summary of the Company’s geographical information:

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements
Year ended October 31, 2021, 2020, and 2019

(Expressed in U.S. dollars)

	Canada	United States	Total
	$	$	$
For the Year Ended October 31, 2021
Revenue	2,999,249	4,375,627	7,374,876
Non-current assets	15,476,877	37,922,346	53,399,223

For the Year Ended October 31, 2020
Revenue	792,254	—	792,254
Non-current assets	3,395,049	6,066,619	9,461,668

For the Year Ended October 31, 2019
Revenue	48,160	—	48,160
Non-current assets	1,060,792	—	1,060,792

The Company does not currently have active operations in other geographical regions.
The following is a summary of the Company’s main customers:

	Year Ended October 31,
	2021	2020	2019
	%	%	%
Revenue
Customer A	42%	67%	0%
Customer B	52%	0%	0%
Accounts Receivable
Customer A	53%	90%	0%
Customer B	45%	0%	0%

21.    Government funding
The Company has received government grants and investment tax credits from the Government of Canada and the Government of Ontario for research and development activities, as set forth below:

	October 31, 2021	October 31, 2020	October 31, 2019
	$	$	$
Research and development expenses, gross	2,694,999	2,809,537	3,134,468
Less: Government grants	(32,427)	(2,032,869)	(629,346)
Less: Investment tax credits	—	—	(393,464)
Research and development expenses, net	2,662,572	776,668	2,111,658

In addition, for twelve months ended October 31, 2021, the Company has received $60,499 in other government grants recognized as an offset against employee salaries and benefits expenses (2020: $168,027, 2019:$10,916).

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements
Year ended October 31, 2021, 2020, and 2019

(Expressed in U.S. dollars)
22.    Income taxes
The recovery of income taxes differs from the amount obtained by applying the statutory Canadian Federal and Provincial income tax rates to the loss for the year as follows:

	October 31, 2021	October 31, 2020	October 31, 2019
	$	$	$
Net loss and comprehensive loss for the period before tax	(226,559,288)	(9,275,962)	(4,100,782)
Statutory tax rates	26.5%	26.5%	26.5%
	(60,038,210)	(2,458,130)	(1,086,707)
Change in unrecognized deferred tax amounts	8,799,310	2,365,715	993,703
Non-deductible item and others	51,238,900	92,415	93,004
Income tax expense	—	—	—

The Company incurred significant transaction costs in the course of becoming a listed entity that have been recorded as a reduction in the proceeds related to the issuance of shares. The deferred tax asset associated with these expenses in the amount of $13 million has not been recorded as a deferred tax asset.

At October 31, 2021,2020 and 2019, the Company has aggregate non-capital losses for Canadian income tax purposes of approximately $49 million, $13 million, and $4 million respectively that expire in the period 2037 to 2040. In addition, the Company has net operating losses for US income tax purposes of approximately $5 million that carryforward indefinitely. Management cannot assert that the realization of the income tax benefits related to these losses and other potential deferred income tax assets is more likely than not to be realized. Accordingly, the Company has not recognized the following deferred income tax assets in the consolidated financial statements:

	October 31, 2021	October 31, 2020	October 31, 2019
	$	$	$
Tax losses and credits carryforwards	14,341,855	3,799,216	1,163,353
Share issuance costs	12,647,471	—	—
Convertible debt	250,729	—	—
Reserves and provisions	233,840	84,464	24,164
Other	97,360	—	—
Plant and equipment, due to differences in amortization	(2,732,757)	(205,158)	(184,536)
Right of use assets, net of lease liabilities	615,993	(65,395)	—
	25,454,491	3,613,127	1,002,981
Deferred tax assets not recognized	(25,454,491)	(3,613,127)	(1,002,981)
	—	—	—

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements
Year ended October 31, 2021, 2020, and 2019

(Expressed in U.S. dollars)
23.    Notes to the Consolidated Statements of Cash Flows
Cash consists of cash deposits with financial institutions. Cash equivalents consists of overnight guaranteed investment certificates with financial institutions. As of October 31, 2021, the Company had cash on hand of $6,858,298 and cash equivalents in the form of overnight guaranteed investment certificates of $590,000,000.
Interest paid during the year amounted to $1,923,202 (2020 – $519,769, 2019 – $nil).

Changes in liabilities arising from financing activities comprise the following:

	Restricted share units	Lease liabilities	Loans payable	Restoration provisions	Convertible debt	Conversion feature of convertible debt	Deferred government funding
Balance, October 31, 2019	—	—	87,381	—	384,207	94,985	1,067,318
Cash changes:
Repayments of lease liabilities		(387,508)
Proceeds from loans payable			2,153,110
Repayment of loans payable			(12,881)
Proceeds from government grants							1,182,599
Total changes from financing cash flows	—	(387,508)	2,227,610	—	384,207	94,985	2,249,917
Non-cash changes:
New leases		4,141,153
Grant of restricted share units	88,425
Fair value loss on restricted share units	84,454
Accrued interest and accretion					9,931
New restoration provisions				321,400
Conversion of convertible debt					(397,424)	(94,985)
Amortization of government grants							(2,226,910)
Foreign exchange (gain) or loss	(1,030)	(140,475)	20,268		3,286		(23,007)
Balance, October 31, 2020	171,849	3,613,170	2,247,878	321,400	—	—	—
Cash changes:
Repayments of lease liabilities		(884,024)
Proceeds from loans payable			10,091,220
Repayment of loans payable			(12,544,339)
Proceeds from convertible debt					70,719,220	27,681,043	—
Total changes from financing cash flows	—	(884,024)	(2,453,119)	—	70,719,220	27,681,043	—
Non-cash changes:
New leases		26,261,895
Additions to restoration provision
Grant of restricted share units	604,943
Fair value loss on restricted share units	3,096,940
RSU FMV transfer to share capital on public transaction	(3,922,754)
Accrued interest and accretion				3,194	1,129,680
Foreign exchange loss	49,022	373,828	244,989	9,639
New restoration provisions				—
Fair value loss on conversion feature of convertible debt						1,347,895
Amortization of government grants							—
Balance, October 31, 2021	—	29,364,869	39,748	334,233	71,848,900	29,028,938	—
24.    Subsequent events

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements
Year ended October 31, 2021, 2020, and 2019

(Expressed in U.S. dollars)
On December 14, 2021, the Company announced a non-binding letter of intent with LG Chem, Ltd. (“LGC”) and LG Energy Solution, Ltd. (“LGES”) for a manufacturing scrap supply and nickel sulphate off-take agreement. Upon execution of the definitive commercial agreement related to the proposed supply and off-take arrangements, LGC and LGES will together make a $50 million investment to purchase common shares of Li-Cycle (each making a $25 million investment). Under the terms of the proposed investment, LG Chem and LG Energy Solution will each subscribe for 2,208,480 Common Shares at a price of $11.32 per share, for an aggregate investment in the Company of $50 million (the “Investment”). The subscription price per Common Share is based on a 30-day volume-weighted average price of the Common Shares prior to LGES’ investment committee approval of LGES’ participation in the Investment on October 28th, 2021. The closing of the Investment is conditional on the parties entering into mutually acceptable definitive commercial agreements regarding the supply of nickel-bearing lithium-ion battery scrap from LGES to Li-Cycle and nickel sulphate off-take from Li-Cycle to LGES and LGC.
On December 31, 2021, the Company exercised its election to pay interest on its $100,000,000 convertible note to Koch Strategic Platforms through a payment in-kind and issued a new note under the same terms as the original note, in lieu of interest payments, with an issuance date of December 31, 2021 for the amount of $1,827,778.

On December 27, 2021, the Company announced that it will redeem all of its warrants to purchase common shares of the Company that remain outstanding at 5:00 p.m. New York City time on January 26, 2022 (the "Redemption Date") for a redemption price of $0.10 per Warrant. Based on the Redemption Fair Market Value that was announced on January 11, 2022, Warrant holders who surrendered their Warrants on a "Make-Whole Exercise" prior to the Redemption Date received 0.253 Common Shares per Warrant. As of January 30, 2022, (i) 9,678 warrants have been exercised at the exercise price of $11.50 per common share, and (ii) 22,540,651 warrants have been surrendered by holders in the Make-Whole Exercise. The remaining 449,665 unexercised warrants will be redeemed at $0.10 per warrant.